SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              LaCrosse Footwear, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                  505688 10 1
                                 (CUSIP Number)


   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   CUSIP No.   505688 10 1

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Schneider Family Voting Trust, George W. Schneider, Virginia F. Schneider, Joseph P. Schneider, Steven M. Schneider and Patrick Greene, Trustees

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [X]
                                                                     (b)  [_]


     3   SEC USE ONLY



     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         Not Applicable

                            5  SOLE VOTING POWER
          NUMBER OF
                               -0-
           SHARES
                            6  SHARED VOTING POWER
        BENEFICIALLY
                               3,451,299
          OWNED BY

            EACH
                            7  SOLE DISPOSITIVE POWER
          REPORTING
                               3,451,299
           PERSON

            WITH
                           8   SHARED DISPOSITIVE POWER

                               -0-


    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,451,299



    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                      [_]




    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              51.8%


    12   TYPE OF REPORTING PERSON*

              OO:  a trust



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No.   505688 10 1


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         George W. and Virginia F. Schneider Trust U/A dated September 1, 1987, George W. and Virginia F. Schneider, Co-Trustees

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [X]
                                                                        (b)  [_]


     3   SEC USE ONLY



     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         Not Applicable


                        5  SOLE VOTING POWER
        NUMBER OF
                           1,000
         SHARES
                        6  SHARED VOTING POWER
      BENEFICIALLY
                           1,317,005
        OWNED BY

          EACH
                        7  SOLE DISPOSITIVE POWER
        REPORTING
                           1,000
         PERSON

          WITH         8   SHARED DISPOSITIVE POWER

                           -0-



    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,318,005



    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                        [_]



    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              19.8%



    12   TYPE OF REPORTING PERSON*

              OO:  a trust


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   Item 1(a).     Name of Issuer:

                  LaCrosse Footwear, Inc.

   Item 1(b).     Address of Issuer's Principal Executive Offices:

                  1319 St. Andrew Street
                  La Crosse, Wisconsin  54603

   Item 2(a).     Name of Persons Filing:

                  Schneider Family Voting Trust ("Voting Trust"),
                       George W. Schneider, Virginia F. Schneider,
                       Joseph P. Schneider, Steven M. Schneider and
                       Patrick Greene, Trustees

                  George W. and Virginia F. Schneider Trust U/A dated
                       September 1, 1987 ("Living Trust"),
                       George W. and Virginia F. Schneider, Co-Trustees

                  This statement on Schedule 13G is being filed on behalf of both the Voting Trust and the Living Trust. 1,317,005 shares of the Issuer's Common Stock reported as beneficially owned by the Living Trust are deposited in the Voting Trust.

   Item 2(b).     Address of Principal Business Office or, if none,
                  Residence:

                  The address of the Voting Trust is 1319 St. Andrew Street, La Crosse, Wisconsin 54603

                  The address of the Living Trust is P. O. Box 71, Redondo Beach, California 90277

   Item 2(c).     Citizenship:

                  Not Applicable

   Item 2(d).     Title of Class of Securities:

                  Common Stock, $.01 par value

   Item 2(e).     CUSIP Number:

                  505688 10 1

   Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not Applicable

   Item 4.        Ownership (as of December 31, 1996).

                  Voting Trust

                  (a)  Amount Beneficially Owned:  3,451,299 shares.

                  (b)  Percent of Class:   51.8%

                  (c)  Number of shares as to which such person has:

                       (i)  sole power to vote or to direct the vote

                            - 0 -

                       (ii) shared power to vote or to direct the vote

                            3,451,299 shares

                       (iii)sole power to dispose or to direct the
                            disposition of

                            3,451,299 shares

                       (iv) shared power to dispose or to direct the
                            disposition of

                            - 0 -

                  George W. and Virginia F. Schneider and twelve other members of their family, including certain affiliated entities, entered into a voting trust agreement in June 1982, which was amended and restated in December 1990, and further amended in June 1992 and at certain other times thereafter. Pursuant to the trust agreement, as amended, all shares of the Issuer's former Class A voting Common Stock (now Common Stock) held by such individuals and entities were initially deposited into the Voting Trust created thereunder, and each depositor and beneficiary holding Voting Trust certificates issued thereunder (which now includes 11 other members of the Schneider family) agreed to transfer, assign and set over to the trustees of the Voting Trust all shares of Common Stock thereafter acquired, provided that no such depositor or beneficiary is required to transfer, assign or set over to the trustees shares of Common Stock acquired by gift on or after January 15, 1994 from George W. or Virginia F. Schneider.

                  Under the Voting Trust, the five trustees (currently, George W. Schneider, Virginia F. Schneider, Joseph P. Schneider, Steven M. Schneider and Patrick Greene), acting by majority action, are vested with the exclusive right to sell, transfer or dispose of the deposited shares and to vote such deposited shares in their discretion on all matters on which such shares are entitled to vote; provided, however, that in the event of a proposed recapitalization, reorganization, merger, consolidation, liquidation, sale of all or substantially all of the assets of the Issuer or a comparable transaction, in addition to the necessary vote of the trustees, any such action shall also require the affirmative vote or consent of the beneficiaries holding Voting Trust certificates representing at least 75% of the aggregate number of votes of the then deposited shares. The beneficiaries are also entitled to receive all cash dividends or other distributions (other than in capital stock of the Issuer) declared and paid on the deposited shares.

                  The deposited shares may only be withdrawn from the Voting Trust by a beneficiary prior to the expiration or termination of the Voting Trust if the trustees allow such withdrawal; provided, however, that on January 31 of each year commencing on January 31, 1998 each beneficiary will automatically withdraw 10,000 shares.

                  The Voting Trust continues in effect until April 1, 2000, and thereafter for up to two additional successive five-year periods if the trustees so elect. Notwithstanding the foregoing, in the event of a reorganization, merger or consolidation in which the Issuer does not survive, a liquidation of the Issuer, a sale of all or substantially all of the assets of the Issuer or a sale of all of the Common Stock held by the trustees under the Voting Trust, the Voting Trust shall automatically terminate. Additionally, the Voting Trust may be terminated at any time prior to the expiration thereof by the trustees with the affirmative vote or consent of the beneficiaries holding Voting Trust certificates representing at least 75% of the aggregate number of votes of the then deposited shares.

                  Living Trust

                  (a)  Amount Beneficially Owned:  1,318,005 shares

                  (b)  Percent of Class:  19.8%

                  (c)  Number of shares as to which such person has:

                       (i)  sole power to vote or direct the vote

                            1,000 shares

                       (ii) shared power to vote or direct the vote

                            1,317,005 shares

                       (iii)sole power to dispose or direct the
                            disposition of

                            1,000 shares

                       (iv) shared power to dispose or direct the disposition
                            of

                            - 0 -

                       1,317,005 shares reported as beneficially owned by the Living Trust are deposited in the Voting Trust and, thereby, the Living Trust and its co-trustees, as a beneficiary of the Voting Trust, share voting power with the trustees of the Voting Trust over such securities (see above) but do not have any power to dispose of such shares (since the trustees of the Voting Trust have sole dispositive power, see above).

                       Overall

                       The aggregate number and percentage of Common Stock of the Issuer to which this Schedule 13G relates is 3,452,299 shares, representing 51.8% of the 6,667,727 shares outstanding as stated in the Issuer's Form 10-Q for the quarter ended September 27, 1997.

   Item 5.             Ownership of Five Percent or Less of a Class.

                       Not Applicable

   Item 6.             Ownership of More than Five Percent on Behalf of
                       Another Person.

                       See Item 4 above. The Living Trust, as a beneficiary of the Voting Trust, has the right to receive all cash dividends from, and the proceeds from the sale of, its shares of Common Stock held in the Voting Trust.

   Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                       Not Applicable

   Item 8.             Identification and Classification of Members of the
                       Group.

                       Not Applicable

   Item 9.             Notice of Dissolution of Group.

                       Not Applicable

   Item 10.            Certification.

                       Not Applicable

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



   January 27, 1998
   Date


   SCHNEIDER FAMILY VOTING TRUST



   By: /s/ George W. Schneider
        George W. Schneider, Trustee



   By: /s/ Virginia F. Schneider
        Virginia F. Schneider, Trustee

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



   January 27, 1998
   Date


   GEORGE W. AND VIRGINIA F.
   SCHNEIDER TRUST U/A
   DATED SEPTEMBER 1, 1987



   By: /s/ George W. Schneider
        George W. Schneider, Trustee



   By: /s/ Virginia F. Schneider
        Virginia F. Schneider, Trustee